Exhibit 99.1

Press Release

Eltek Announces Rights Offering Results

PETACH-TIKVA, Israel, December 7, 2020 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, today provided an update regarding the Company’s recently completed  rights offering.

In November 2020, we issued subscription rights to purchase up to an aggregate of 1,460,089 shares to the holders of our ordinary shares, such that each shareholder received one subscription rights for every three ordinary shares owned on the record date, with a subscription price of $3.90 per share. The subscription period ended on December 2, 2020.  We received subscriptions for approximately $7.3 million, or 128% of the offering, therefore we were able to allocate only portion of the over-subscription demand. Our shareholders purchased 1,460,089 ordinary shares in this offering providing gross proceeds of $5.7 million to the Company. Our principal shareholder beneficially acquired a total of 1,203,389 ordinary shares of the Company, increasing his direct and indirect voting interest from 65.4% to 69.6%.

Mr. Eli Yaffe, CEO, commented: "We are glad that there was a strong demand and over subscription to the offering resulting in 100% of the offered shares being purchased in this offering. The proceeds from the offering will reduce our indebtedness to Nistec (our controlling shareholder) which will improve our financial position and will be used for working capital and other general corporate purposes, including possible investment in plant and equipment to allow the Company to accelerate its long-term growth plans”.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.
Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:
Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023